Exhibit 99.1

Wheaton Precious Metals Publishes 2020 Sustainability Report Highlighting Strong ESG Performance

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VANCOUVER, BC, May 13, 2021 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2020 Sustainability Report, a comprehensive disclosure outlining Wheaton's sustainability accomplishments and   environmental, social and governance ("ESG") performance. All amounts are in US dollars unless otherwise noted.

"As a leader in precious metals streaming, Wheaton is not only committed to advancing our corporate sustainability goals, but also championing sustainability throughout the entire mining industry and in the communities in which we and our mining partners operate," said Randy Smallwood, President & CEO of Wheaton. "The 2020 Sustainability Report looks back at a year where the COVID-19 pandemic significantly impacted lives and communities globally and reinforced the need for all stakeholders to work together to emerge from challenging situations with resilience. Recognizing this need, we eagerly stepped up and launched a $5 million Community Support and Response Fund, more than doubling the budget for our existing community investment program, with a direct focus on helping address the impacts of the pandemic as well as implemented measures to ensure the health and safety of our employees and communities."

Sustainability highlights and achievements outlined in the report include:

  Ranked #1 in the Precious Metals Industry Group and ESG Global 50 Top Rated Company by Sustainalytics
  "AA" rated by MSCI ESG Ratings and rated "Prime" by ISS ESG
  Established $5 million Community Support and Response Fund for COVID-19 and worked with most of our mining partners to identify programs that address food security, health and socio-economic impacts in the communities near the mines
  Distributed over $5.8 million in support of over 100 various charities and initiatives
  Achieved carbon neutral status for the sixth consecutive year
  Adopted a new goal of 30% women directors by 2024
  Signatory to the BlackNorth Initiative and initiated support for a grant program for small, black-owned businesses
  Disclosure aligned with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) frameworks and informed by the Global Reporting Initiatives (GRI)

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-publishes-2020-sustainability-report-highlighting-strong-esg-performance-301291301.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/13/c5002.html

%CIK: 0001323404

For further information: Patrick Drouin or Simona Antolak, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 13-MAY-21